EXHIBIT 4.19

Mineral Lease and Participation Agreement
(Majuba Hill)

This Mineral Lease and Participation Agreement (“Agreement”) is made and entered into by and between New Nevada Resources, LLC, a Florida limited liability company (“NNR”) and Max Resource Corp., a Canadian corporation (“MAX”).

Recitals

A.           NNR is the owner of the mineral estate portion of the real property situated in Pershing County, Nevada, consisting of approximately 560 acres within the area more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (the “Property”).

B.           NNR desires to lease an undivided 85% working interest in the Property to MAX, and MAX desires to lease an undivided 85% working interest in the Property from NNR upon the terms and conditions of this Agreement.  NNR will retain the ownership and remaining undivided 15% working interest in the Property upon the terms and conditions of this Agreement.

Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.           Definitions.  The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1.           “Area of Interest” is defined in Section 6.

1.2.           “Base Metals” means all base metals and ferro alloy metals, including, but not limited to cobalt, copper, lead, manganese, molybdenum, nickel, titanium, tungsten, vanadium and zinc.

1.3.           “Current Joint Venture Parcels” are the mineral property and mineral rights defined in Exhibit C, attached to and by this reference incorporated in this Agreement.

1.4.           “Effective Date” means April 9, 2012.

1.5.           “Exchange” means the TSX Venture Exchange.

1.6.           “Governmental Regulations” means all directives, edicts, permits, laws, orders, ordinances, regulations and orders of governmental authority.

1.7.           “Interest Rate” means prime rate, as established by the Commissioner of Financial Institutions of the State of Nevada, plus two percent (2%) per annum.

1.8.           “MAX” means Max Resource Corp., a Canadian corporation, and its successors and assigns.

1.9.           “Mine Feasibility Report” means a technical report prepared by, or prepared under the supervision of, an independent Qualified Person that meets in all material respects the definition of a “feasibility study” in NI 43-101 in respect of any part of the Property and is in such a form and contains such detail as is customarily required by institutional lenders of major financing for mining projects of similar size and scope.

1.10.           “Minerals” means all forms (including unrefined metals, dore metals, concentrates, ores or other forms) of Base Metals and Precious Metals, industrial minerals, rare earth elements and materials and antimony, mercury, copper, lead, zinc, and all other metals, mineral elements, mineral compounds and mineral materials which exist within the Property or which are after the Effective Date discovered within the Property and which can be extracted, mined or processed by any method presently known or developed or invented after the Effective Date, but excluding, specifically, aggregate, building stone, clay, decorative stone, gravel, sand, geothermal resources and coal, oil, gas and all other hydrocarbons, all of which excluded resources NNR, to the extent it has such interests, reserves to itself.

1.11.           “Net Smelter Returns” means for any period the amount of monies calculated, defined and determined in accordance with the provisions of Exhibit B attached to and by this reference incorporated in this Agreement.

1.12.           “NI 43-101” means National Instrument 43-101, entitled “Standards of Disclosure for Mineral Projects” promulgated by the Canadian Securities Administrators.

1.13.           “NNR” means New Nevada Resources, LLC, a limited liability company organized under the laws of Florida, and its successors and assigns.

1.14.           “Option” means the Option granted to NNR to convert its 15% working interest to an Overriding Royalty per Section 5, below.

1.15.           “Overriding Royalty” is defined in Section 5, below.

1.16.           “Precious Metals” means gold, silver, platinum and platinum group metals.

1.17.           “Property” means the mineral estate portion of the real property described in Exhibit A attached to and by this reference incorporated in this Agreement consisting of 560.00 acres more or less, plus any other mineral rights and mineral property added to this Agreement within the Area of Interest pursuant to Section 6 below.

1.18.           “Qualified Person” has the meaning ascribed to that term in NI 43-101.

1.19.           “Rental Payments” means the annual rental payments payable by MAX to NNR in accordance with Section 4.1.

1.20.           “Royalty” means the production royalty payable by MAX to NNR in accordance with Section 4.2.

1.21.           “Term” is defined in Section 3.

2.           Grant of Exploration Privilege and Lease.  NNR grants to MAX the rights and privileges described in this Section.

2.1.           Grant of Exploration Privilege.  NNR grants to MAX the right and privilege to enter the Property solely for the purpose of exploration and prospecting for Minerals within the Property.  NNR grants MAX the right to access the surface estate of the Property in a manner consistent with the reserved access rights described in that Grant Bargain and Sale Deed recorded on July 30, 2007 at Roll 426, Page 223, Document Number 356422 in the Official Records of Pershing County, Nevada.  MAX acknowledges that NNR does not own the surface estate of the Property, and MAX hereby assumes responsibility to communicate with the surface owner regarding surface access and, if applicable, pay the surface owner for surface damage.  MAX shall defend, indemnify and hold harmless NNR against any actions, claims, costs (including court costs and attorney’s fees), damages, liabilities or losses for injury to or damage to the surface property or any other property located on the surface related to MAX’s exploration activities or presence on the surface of the Property.

2.2.           Lease.  NNR leases an undivided 85% working interest in the Property to MAX for the purposes of exploration, prospecting, and mining of Minerals.   NNR reserves an undivided 15% working interest in the Property to NNR, in addition to the Royalty in Section 4.2 below.  MAX and NNR shall be entitled to share in the production of Minerals from the Property in proportion to the percentage of working interest each holds, and shall be charged in proportion to their percentage interests with the costs of developing, constructing, and operating a mine on the Property, except as otherwise provided in this Agreement.

2.3.           Operating Agreement.  If NNR does not timely exercise the Option in Section 5 below, the parties agree to use commercially reasonable efforts to enter into a Mine Operating Agreement that will address construction and operation of a mine on the Property.  If the parties are unable to negotiate and execute the Mine Operating Agreement within a reasonable time, the parties will continue to operate on the terms and conditions in this Agreement , and the parties shall thereafter continue to use their commercially reasonable efforts to negotiate and execute the Mine Operating Agreement.  The Mine Operating Agreement will be consistent with the terms of this Agreement and applicable portions of the 1996 Rocky Mountain Mineral Law Foundation Model Form 5A - Exploration, Development, and Mine Operating Agreement except to the extent the form provisions are inconsistent with the provisions of this Agreement.

2.4.           Working Interest Participation during Exploration Period.  NNR shall not be required or obligated at any time to contribute any funds or resources to MAX’s exploratory and Mine Feasibility Report work or for any other cost incurred by or for MAX prior to MAX’s delivery of the Mine Feasibility Report to NNR.  Any exploratory work or cost incurred by or for MAX prior to the delivery of the Mine Feasibility Report shall be a cost borne solely by MAX with no right of contribution or reimbursement from NNR at any time.  If NNR fails to timely exercise its Option to convert its 15% working interest to an Overriding Royalty pursuant to Section 5 below, NNR’s 15% working interest shall thereafter be subject to NNR’s proportionate share of the new costs incurred after delivery of the Mine Feasibility Report for development and operation of a mine on the Property, all as more particularly set forth in the Mine Operating Agreement referred to in Section 2.3.

2.5.           Uses.  MAX is granted the right to use the Property for exploration and prospecting purposes including, but without being limited to, the right to sample, test, drill, and survey.  MAX shall not be entitled to free use of any resources on or in the Property which have been leased, licensed or purchased by NNR, or which are being leased, licensed or purchased by NNR.

2.6.           Water Rights.  Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, and subject to any rights of the surface owner, MAX shall have the right to appropriate and use water, to drill wells for water on the Property and to lay and maintain all necessary water lines as may be required by MAX in its authorized activities on the Property.  If MAX acquires or files any applications for appropriation or any permit, it shall cause each such application and permit to be taken jointly in the names of NNR and MAX.  On termination of this Agreement, MAX shall assign and convey to NNR all permits and water rights appurtenant to the Property, including any right of surface access, which are acquired by MAX during the Term.

2.7.           NNR’s Reservation of Interests and Rights.  NNR reserves the right to occupy, possess and use the Property and its surface for any purpose, including the exploration for, development of and mining of any materials which are not Minerals, and NNR reserves the right to convey, lease, license or otherwise deal with or transfer all or any part of its interest in the Property or its surface, subject to MAX’s rights under this Agreement.  NNR expressly reserves all right, title and interest in, to and under the agreements, contracts, instruments, leases and licenses described in Exhibit A, Part 3, and any and all amendments, extensions, modifications, renewals or substitutions of the same.  If MAX, in its discretion reasonably exercised, determines that occupation, possession or use of the Property or its surface by NNR or NNR’s assignees or lessees is incompatible with or unreasonably interferes with MAX’s exercise of its rights and operations under this Agreement, MAX shall notify NNR and request that NNR or NNR’s assignees or lessees, modify or terminate, as necessary, their occupation, possession and use of the Property such that MAX may proceed with its exploration and prospecting activities under this Agreement without hindrance or interference.  NNR or NNR’s assignees and lessees shall modify or terminate their incompatible or interfering occupation, possession or use of the Property within sixty (60) days after receipt of MAX’s notice.

3.           Term.  The initial term of this Agreement shall commence on the Effective Date and shall expire twenty (20) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended (the “Term”).  If at the end of the Term, or any extension thereof, Minerals are being produced in commercial quantities from the Property, then the Term of this Agreement shall be extended for so long as Minerals are produced on a continuous basis in commercial quantities from the Property.  If Minerals are not being produced in commercial quantities from the Property at the end of the Term, NNR grants to MAX and MAX shall have the option and right to extend the Term of this Agreement for additional extension terms of one (1) year each on the express condition that MAX is conducting exploration or prospecting activities on the Property at the expiration of the term immediately preceding the proposed extension term.  If MAX elects to extend the Term, MAX shall notify NNR not less than thirty (30) days before expiration of the term immediately preceding the proposed extension term.  For purposes of this Section, Minerals are produced on a “continuous basis” so long as production in commercial quantities is not halted for more than forty-five (45) consecutive days.

4.           Payments.  MAX shall make the following payments to NNR:

4.1.           Annual Rental Payments.  On the dates described below MAX shall pay to NNR the sums described below while this Agreement is effective:

Date	Payment Amount

Date on which NNR executes this Agreement	$ 15.00 per acre, total $8,400.00

First anniversary of the Effective Date	$ 17.00 per acre, total $9,520.00

Second anniversary of the Effective Date	$ 20.00 per acre, total $11,200.00

Third anniversary of the Effective Date	$ 25.00 per acre, total $14,000.00

Fourth anniversary of the Effective Date and each anniversary of the Effective Date thereafter	$ 30.00 per acre, total $16,800.00

The Rental Payments shall not be credited against the Royalty.

4.2.           Production Royalty.  MAX shall pay to NNR a production royalty based on the Net Smelter Returns for all Minerals mined, produced and removed or sold from the Property (the “Royalty”).  The amount of the Royalty shall be determined at the end of each month after the Effective Date.  The Royalty shall be determined monthly on the basis such that payments will be determined as of and paid within thirty (30) days after the last day of each month during which MAX produces any unrefined metals, dore metal, concentrates, ores or other Minerals.  For the purposes of payment of the Royalty only, MAX shall have no obligation to account to NNR, and NNR shall have no interest or right of participation in, any profits or proceeds of future contracts, forward sales, hedging or other similar marketing mechanisms used by MAX or any of its affiliates concerning any Minerals produced from Property.  For the purposes of payment of the Royalty only, MAX shall have no obligation to NNR to complete or perform any futures contracts, forward sales, hedging or any other marketing agreement which MAX or any of its affiliates may hold concerning Minerals produced from the Property.  MAX shall pay the Royalty to NNR for the production of all Minerals from the Property.  The Royalty shall be calculated and paid in accordance with Exhibit B attached to and by this reference incorporated in this Agreement.  The Royalty percentage rate for Base Metals, shall be one and seventy-five one-hundredths percent (1.75%) of Net Smelter Returns, and for Precious Metals shall be three percent (3.0%) of Net Smelter Returns.

4.3.           Method of Payment.  Except for the payment due on the date of execution of this Agreement, all Rental Payments and Royalty payments made by MAX to NNR shall be paid by check delivered to NNR at its address for notice purposes or by wire transfer to an account which NNR designates.  When MAX pays the Royalty, MAX shall deliver to NNR a statement showing the amount of production of Minerals and the calculation of the Royalty due and payable.  MAX shall submit to NNR data reasonably necessary to enable NNR to verify the determination.

4.4.           Late Charge and Interest.  If any Rental Payment, Royalty or other amount payable by MAX remains delinquent for a period in excess of thirty (30) days, MAX shall pay to NNR interest from and after the due date at the Interest Rate.  MAX’s payment of such interest shall not excuse or cure any default by MAX.

5.           Option to Convert Working Interest to Overriding Royalty.  MAX grants the following Option to NNR.

5.1.           Conversion Option.  Within 60 calendar days of receipt by NNR of a Mine Feasibility Report, NNR shall have the right and option to elect to convert NNR’s 15% working interest into a one percent (1.0%) of Net Smelter Returns royalty on Precious Metals and a one-half percent (0.5%) of Net Smelter Returns royalty on Base Metals (the “Overriding Royalty”) applicable to all lands described in the Mine Feasibility Report including all lands within the Area of Interest since the Effective Date, but specifically excluding those lands identified in Exhibit C.  This Overriding Royalty shall be paid in addition to the Royalty described in Section 4.2, and shall be calculated in accordance with Exhibit B.

5.2.           Notice of Election.  If NNR elects to exercise the Option, NNR shall deliver written notice to MAX in accordance with the notice provisions herein at Section 28.  On MAX’s receipt of NNR’s notice of exercise of the Option, the parties shall make diligent efforts to execute an amendment to this Lease and all other documents reasonably requested to implement the conversion of NNR’s interest.  Upon completion of the conversion of NNR’s interest, MAX shall be entitled to the remaining working interest in the Property (minus the Rental Payments, Royalty and the Overriding Royalty), and the parties shall cooperate to complete documents reasonably necessary to confirm the remaining working interest in MAX.

6.           Acquisitions of Property in Area of Interest.  The parties will recognize an area of mutual interest (“Area of Interest”) that is comprised of the area that lies within two (2) miles of the perimeter of the Property as measured horizontally on the surface and applicable to all depths, except the lands in Exhibit C.

6.1.           If at any time during the Term, MAX, an affiliate of MAX, NNR, or an affiliate of NNR (in this Section only, called the “Acquiring Party”) stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claim, license, lease, grant, concession, permit, patent, or other mineral property or surface rights or water rights (collectively, “Acquired Rights”) located within the Area of Interest, the Acquiring Party shall forthwith give notice to the other (the “Other Party”) of that staking or acquisition, the cost thereof, and all details in possession of that party with respect to the nature of the Acquired Rights and the known mineralization.  The Other Party may, within 30 days of receipt of the Acquiring Party’s notice, elect, by notice to the Acquiring Party, to require that the Acquired Rights and the right or interest acquired be included in and thereafter form part of the Property for all purposes of this Agreement.  The costs associated with such acquisition shall be paid in full by MAX.  If the Other Party does not make the election aforesaid within that period of 30 days, the Acquired Rights shall not form part of the Property and the Acquiring Party shall be solely entitled thereto.  If the Acquiring Party fails to give timely notice to the Other Party as required by this Section 6.1 for any property, the omitted property shall be deemed to be included as party of the Property for the purposes of application of the Overriding Royalty.

7.           Compliance with the Law.  MAX shall, at MAX’s sole cost, promptly comply with all Governmental Regulations relating to MAX’s activities on, use or occupancy of the Property or its surface for exploration.  MAX shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of conditions on the surface property and Property which result from MAX’s activities on, use or occupancy of the Property, and MAX shall defend, indemnify and hold harmless NNR from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to MAX’s failure to comply with any applicable Governmental Regulations.  NNR agrees to cooperate with MAX in MAX’s application for governmental licenses, permits and approvals, the costs of which shall be borne by MAX.  NNR shall defend, indemnify and hold harmless MAX from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to NNR’s failure to comply with any applicable Governmental Regulations.

8.           Exploration Program and Security.  Before MAX commences exploration or prospecting activities on the Property, MAX shall submit to NNR for review copies of MAX’s exploration and prospecting plans and copies of all submittals to all Federal, State and other agencies.  MAX shall deliver to NNR copies of MAX’s application for security together with all other documents filed or submitted by MAX as a part of or with MAX’s application for security.

9.           MAX’s Practices; Information.

9.1.           MAX’s Practices.  MAX shall explore and prospect on the Property with sound mining practices.

9.2.           Inspection of Data.  From time to time during the term of this Agreement, NNR shall have the right to examine and make copies of all data regarding the Property and any property added to this Agreement per Section 6 in MAX’s possession during reasonable business hours and upon not less than five (5) business days prior notice, provided, however, that the rights of NNR to examine such data shall be exercised in a manner such that inspection does not interfere with the operations of MAX.  The inspection and copying of data shall be at NNR’s cost and risk.

9.3.           Reports.  On January 31 of each year, MAX shall deliver to NNR a comprehensive report of all exploration and prospecting activities and work conducted by MAX on the Property for the preceding calendar year.  On July 31 of each year, MAX shall deliver to NNR a summary report of all exploration and prospecting activities and work conducted by MAX on the Property for the preceding six (6) months.

9.4.           Measurements; Analysis.  MAX shall measure Minerals and take and analyze samples in accordance with industry practice, and shall keep accurate records as a basis for computing the Royalty payments and Overriding Royalty payments.  These records shall be available for inspection and copying by NNR at all reasonable times subject to the provisions of this Agreement regarding accounts, records and payments.

9.5.           Production Records.  MAX shall keep accurate records of the sale or shipment of unrefined metals, dore metal, concentrates, ores or other Minerals from the Property and any property added to this Agreement pursuant to Section 6, and these records shall be available for inspection and copying by NNR at all reasonable times.  All such records shall be kept at MAX’s address for notices.

10.           Scope of Agreement.  This Agreement shall extend to and include only the Property, plus any property added to this Agreement pursuant to Section 6, as described in this Agreement and in the exhibits which are part of this Agreement.

11.           Liens and Notices of Non Responsibility.  MAX agrees to keep the Property and the surface property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done, made or caused by MAX, and to pay, and defend, indemnify and hold harmless NNR against and from, all indebtedness and liabilities incurred by or for MAX which may or might become a lien, charge or encumbrance; except that MAX need not discharge or release any such lien, charge or encumbrance so long as MAX disputes or contests the lien, charge or encumbrance, provided that if a judgment is entered against MAX or NNR for such a lien, charge or encumbrance, MAX shall post a bond sufficient to discharge such lien, claim or encumbrance.  NNR intends to record a notice of nonresponsibility.  The obligations of this Section shall survive the termination or expiration of this Agreement.

12.           Taxes.

12.1.           Real Property Taxes.  NNR shall pay any and all taxes assessed and due against the Property.  MAX shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed upon the Property in excess of the property taxes paid by NNR prior to the execution of the this Agreement which may be levied or assessed as a result of MAX’s occupation, possession or use of the Property during the term of this Agreement.  Neither party shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to another party.  MAX always shall have the right to contest, in the courts or otherwise, in its own name or in the name of NNR, the validity or amount of any such taxes or assessments, if it deems the same unlawful, unjust, unequal or excessive, or to take such other steps or proceedings as it may deem necessary to secure a cancellation, reduction, readjustment or equalization of the taxes, provided that MAX first pays the taxes.

12.2.           Personal Property Taxes.  Each party shall promptly when due pay all taxes assessed against such party’s personal property, improvements or structures placed or used on the Property.

12.3.           Income Taxes.  NNR shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to MAX, based upon payments under this Agreement or based upon the production of Minerals.  Each of NNR and MAX shall pay net proceeds of mines taxes assessed against such party’s respective share of production of Minerals from the Property or any other property.

12.4.           Delivery of Tax Notices.  If NNR receives tax bills or claims which are MAX’s responsibility, NNR shall promptly forward them to MAX for payment.

13.           Insurance and Indemnity.

13.1.           MAX’s Liability Insurance.  MAX shall, at MAX’s sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least Two Million Dollars ($2,000,000) per occurrence for injuries to or death of a person, One Million Dollars ($1,000,000) per occurrence for property damage.

13.2.           Form and Certificates.  The policy of insurance required to be carried by MAX pursuant to this Section shall be with a recognized, solvent insurance company.  Such policy shall name NNR as an additional insured.  MAX’s insurance policy shall also be primary insurance, without right of contribution from any policy carried by NNR.  A certificate of insurance and a copy of MAX’s insurance policy shall be provided to NNR before any entry by MAX or its agents or employees on the surface of the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to NNR.  MAX shall provide a copy of its certificate of insurance or insurance policy upon reasonable request by NNR.

13.3.           Waiver of Subrogation.  MAX and NNR each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by NNR or MAX and in force at the time of such loss or damage.

13.4.           Waiver and Indemnification.  NNR shall not be liable to MAX and MAX waives all claims against NNR for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to MAX’s business conducted on the Property or surface thereof.  Each party shall defend, indemnify and hold harmless the other party and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by the first party or its agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by the first party in the performance of any obligation on the part of the first party to be performed under the terms of this Agreement (all of the foregoing collectively referred to as “General Indemnity Claims”), excluding, however, the negligence of the other party.  The indemnifying party agrees to defend all General Indemnity Claims on behalf of the other party.  The obligations of the indemnifying party contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

14.           Environmental.

14.1.           Definitions.  Hazardous Materials means any material, waste, chemical, mixture or byproduct which:  (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency.  Applicable Environmental Laws means any applicable Federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

14.2.           MAX Hazardous Materials Activities.  MAX shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with MAX’s use of the Property (collectively “MAX Hazardous Materials Activities”) to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement.  MAX Hazardous Materials Activities include, without limitation, all such activities on or about the Property by MAX’s employees, partners, agents, invitees, contractors and their subcontractors.  MAX shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property.  MAX shall cause all MAX Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws.  MAX shall promptly notify NNR of any actual or claimed violation of Applicable Environmental Laws in connection with MAX Hazardous Materials Activities, and MAX shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with MAX Hazardous Materials Activities.  If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for MAX to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, MAX shall be solely responsible, at MAX’s expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All MAX Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations.  MAX shall cause all Hazardous Materials present at the Property in connection with MAX Hazardous Materials Activities to be safely and securely stored.  MAX agrees that neither its use of the Property nor MAX Hazardous Materials Activities shall result in contamination of the environment in violation of Applicable Environmental Laws.  If any MAX Hazardous Materials Activities result in contamination of the environment in violation of applicable Environmental Laws, MAX shall immediately take steps to correct and remediate the contamination.

14.3.           Spills of Hazardous Materials.  MAX shall promptly notify NNR and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with MAX Hazardous Materials Activities or MAX’s use of the Property, including but not limited to any resulting contamination of the environment (collectively “MAX Contamination”).  MAX further shall promptly notify NNR of any claims of which MAX becomes aware regarding any actual or alleged MAX Contamination.  MAX shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such MAX Contamination, in full conformance to Applicable Environmental Laws (collectively the “MAX Environmental Response Work”).  All MAX Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and MAX shall diligently attempt to obtain written concurrence from each such regulatory entity that all MAX Environmental Response Work has been satisfactorily performed and completed.  MAX at its expense shall keep NNR timely informed of MAX’s progress in responding to any MAX Contamination, including but not limited to providing NNR with copies, at MAX’s expense, of all reports, work plans, and communications with governmental regulatory entities.

14.4.           Removal of Stored Hazardous Materials.  Before the expiration or termination of this Agreement, and notwithstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, MAX shall:  (a) cause to be properly removed from the Property and Surface Property all Hazardous Materials stored at such property in connection with MAX’s use of such property or in connection with MAX Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from such property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities.

14.5.           Notice of Violations.  Each party shall notify the other party of potential violations of handling of Hazardous Materials on the Property or surface thereof.

14.6.           Environmental Indemnity.  MAX shall promptly reimburse, indemnify, defend (with legal counsel acceptable to NNR, whose consent shall not unreasonably be withheld) and hold harmless NNR, its employees, assigns, successors in interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney’s fees, consultant’s fees and other expert’s fees and costs), and damages, which arise from or relate to:  (a) MAX Hazardous Materials Activities; (b) MAX Contamination; (c) any non compliance with Applicable Environmental Laws in connection with MAX’s use of the Property or surface thereof; or (d) a breach of any obligation of MAX under this Section.

14.7.           Survival.  The provisions of this Section 14 are in addition to the other provisions of this Agreement and shall survive any termination or expiration of this Agreement.

15.           Relationship of the Parties.

15.1.           No Partnership.  This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any partnership, mining partnership or other partnership relationship, or fiduciary relationship between them.

15.2.           Competition.  Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Surface Property, Property, any property added to this Agreement pursuant to Section 6, or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party.  In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any money, property, interest or right offered to it outside the scope of this Agreement.

16.           Inspection.  NNR or NNR’s duly authorized representatives shall be permitted to enter on the Property, and MAX’s workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner as not to unreasonably hinder, delay or interfere with the operations of MAX.  NNR shall defend, indemnify and hold harmless MAX from and against all claims, liabilities, obligations, losses, causes of action, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney’s fees, consultant’s fees and other expert’s fees and costs), and damages which arise from or relate to NNR’s activities on the Property.

17.           Title Information and Data.  Upon written request by MAX, NNR shall deliver to MAX copies of any policy of title insurance or preliminary title report concerning NNR’s title to the Property.

18.           Representations and Warranties of NNR.  NNR represents that, to the best of Donald Pattalock’s knowledge as of the date of execution of this Agreement, the following are true statements:

18.1.           Except as previously disclosed to MAX by NNR in a copy of a title report provided to MAX and in Exhibit A hereto, and except as disclosed in official public records of the State of Nevada and the Bureau of Land Management, the Property is free and clear of liens and encumbrances, and NNR has good and marketable title thereto;

18.2.           The Property is properly and accurately described in Exhibit A hereto;

18.3.           There are no existing or threatened actions, suits, adverse claims or challenges regarding the Property, and there are no outstanding notices, orders, assessments, directives, rulings or other adverse documents issued regarding the Property by any governmental authority;

18.4.           There has been no known spill, discharge, deposit, leak, emission or other release of any contaminant, pollutant, dangerous or toxic substance, or hazardous waste on, into, under or affecting the Property and no such contaminant pollutant, dangerous or toxic substance, or hazardous waste is stored in any type of container on, in, or under the Property;

18.5.           There are no existing unsatisfied reclamation, rehabilitation, restoration or abandonment obligations with respect to the Property; and

18.6.           All taxes, rates or other levies of every nature and kind heretofore levied against the Property have been fully paid and satisfied.

19.           Covenants, Warranties and Representations.  Each of the parties covenants, warrants and represents for itself as follows:

19.1.           No Pending Proceedings.  That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

19.2.           Costs.  That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

19.3.           Authority.  That it has due authority and right to enter into this Agreement and to perform its obligations under this Agreement.

20.           Termination by NNR.  In the event of any default or failure by MAX to comply with any of the covenants, terms or conditions of this Agreement, NNR shall be entitled to give MAX written notice of the default which shall specify details of the default.  If the asserted default is a monetary default and such monetary default is not remedied within thirty (30) days after MAX’s receipt of the notice, NNR may terminate this Agreement by delivering notice to MAX of NNR’s termination of this Agreement.  If the asserted default is a material, nonmonetary default and such material, nonmonetary default is not remedied within forty-five (45) days after MAX’s receipt of the notice, provided the material, nonmonetary default can reasonably be cured within that time, or, if not, if MAX has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, NNR may terminate this Agreement by delivering notice to MAX of  NNR’s termination of this Agreement.

21.           Termination by MAX.  MAX may at any time terminate this Agreement by giving to NNR thirty (30) days advance written notice.  If MAX terminates this Agreement, MAX shall perform all obligations and pay all Rental Payments and Royalty payments which accrue or become due before the termination date and all obligations which by the terms of this Agreement expressly survive termination.  NNR shall have no obligation to refund any portion of Rental Payments already paid prior to termination.

22.           Surrender; Reclamation.  On expiration of the Term of or sooner termination of this Agreement, MAX shall surrender the Property promptly to NNR and shall remove from such property, at MAX’s sole cost, all buildings, structures, and equipment which MAX has placed on the Property.  After termination of this Agreement, MAX shall have the right to enter on the Property to perform its obligations for compliance with reclamation or restoration required as a result of MAX’s activities on such property.  MAX shall commence reclamation and restoration of the Property immediately on expiration of or sooner termination of this Agreement in accordance with all applicable Government Regulations and sound mining practices.  MAX shall diligently perform reclamation and restoration of the Property such that MAX’s reclamation and restoration shall be completed at the earliest possible time, and no later than the date required for completion by any governmental entity.  MAX shall execute and deliver to NNR an instrument, in form acceptable for recording, by which MAX releases all of its right, title and interest in and under this Agreement.

23.           Data.  Within sixty (60) days following termination of this Agreement, MAX shall deliver to NNR copies of all data regarding the Property in MAX’s possession at the time of termination which before termination have not been furnished to NNR.  MAX shall have no liability on account of any such information received or acted on by NNR or any other party to whom NNR delivers such information.

24.           Confidentiality.  The terms of this Agreement and the data and information which each party delivers to the other party in accordance with this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property, the Royalty, and the Overriding Royalty, or to publicly announce and disclose the confidential information under the laws and regulations of the United States or any state or local government or any country, or under the rules and regulations of the Exchange and any stock exchange on which stock of any party, or the parent or affiliates of any party, is listed.  Each party agrees with respect to any public announcements or disclosures of confidential historic data and information so required, including the announcement of the execution of this Agreement, if any, to inform the other party of the content of the announcement or disclosure in sufficient time to permit the other party to jointly or simultaneously make a similar public announcement or disclosure if the other parties so desire, except that in the event any party anticipates selling or assigning all or a portion of its interest or negotiations to procure loans from third parties are undertaken, such party shall have the right to furnish information to the party to which such conveyance or assignment is anticipated or with whom such negotiations for loans are undertaken, upon obtaining from such party an agreement to hold confidential any information so furnished.  Data and information which are in the public domain or which a party acquires from a third party not subject to an obligation of confidentiality to a party to this Agreement shall not be confidential data and information subject to this Section.

25.           Force Majeure.  The respective obligations of either party, except MAX’s obligations under Sections 4, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 19, 22, 23, 24, 26, 27, and 36 of this Agreement, shall be suspended during the time and to the extent that such party is prevented from compliance, in whole or in part, by war or war conditions, actual or potential, earthquake, fire, flood, strike, labor stoppage, accident, riot, unavoidable casualty, act or restraint, present or future, or any lawful authority, statute, act of God, act of public enemy, delays in transportation, or other cause of the same or other character beyond the reasonable control of such party.

MAX’s failure to obtain its special use permit for operations on the Property shall not constitute an event of force majeure.

26.           Assignment.

26.1.           Assignment by MAX.  MAX shall not assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (each a “Transfer”) all or any part of its interest in this Agreement or Property, without, in each case, NNR’s prior written consent which shall not be withheld unreasonably.  In deciding whether to grant MAX’s request for consent to a Transfer, NNR shall have the right to consider the financial condition, environmental compliance record, litigation and operating history and technical expertise of the proposed transferee.  Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

26.2.           Assignment by NNR.  NNR may transfer all or any part of its interest in the Property or under this Agreement at any time.  No change in ownership of NNR’s interest shall affect MAX's obligations under this Agreement unless and until NNR delivers and MAX receives certified copies of instruments recorded or other documents necessary to demonstrate the change in ownership of NNR’s interest.  No other type of notice, whether actual or constructive, shall be binding on MAX.  Until MAX receives NNR’s notice and the documents required to be delivered under this Section, MAX may continue to make all payments under this Agreement as if the transfer of NNR’s ownership interest had not occurred.  No division of NNR’s ownership as to all or any part of the Property shall enlarge MAX's obligations or diminish MAX's rights under this Agreement, and MAX may disregard any such division.  NNR’s retained interests in the Property shall not be subject to any joint venture agreement to which MAX is a party or becomes a party without NNR’s written consent.

27.           Memorandum Agreement.  Upon the execution of this Agreement, the parties shall execute and deliver a short form of this Agreement which shall be recorded in the office of the recorder of each county in which all or part of the Property is located.  The execution and recording of the memorandum of agreement shall not limit, increase or in any manner affect any of the terms of this Agreement, or any rights, interest or obligations of the parties.

28.           Notices.  Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section.  Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressees’ local time shall be deemed delivered the next day.

If to NNR:                              New Nevada Resources, LLC
9550 Prototype Court, Suite 103
Reno, Nevada  89521
Telephone:  (775) 737-9508
Facsimile:  (775) 737-9507

If to MAX:                             Max Resource Corp.
2300-1066 West Hastings
Vancouver, B.C. V6E 3X2
Telephone:  604-689-1749
Facsimile:  604-648-8665

29.           Binding Effect of Obligations.  This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

30.           Whole Agreement.  The parties agree that the whole agreement between them is written in this Agreement, the Exhibits attached to and by reference incorporated into this Agreement and in a memorandum of agreement of even date which is intended to be recorded.  There are no terms or conditions, express or implied, other than expressly stated in this Agreement.  This Agreement may be amended or modified only by an instrument in writing, executed and delivered by the parties with the same formality as this Agreement.

31.           Governing Law, Forum Selection and Dispute Resolution.  This Agreement shall be construed and enforced in accordance with the laws of the state of Nevada.  All disputes arising from or relating to this Agreement, including any dispute concerning the enforcement or construction of this Agreement, shall be decided and determined by this Agreement, arbitration in accordance with Chapter 38 of the Nevada Revised Statutes and, as applicable, the Commercial Arbitration Rules of the American Arbitration Association.  The arbitration shall be arbitrated by the parties as follows:

31.1.           Appointment of Arbitrator.  The arbitration will be self-administered by and conducted before a single arbitrator.  The arbitrator shall be an independent attorney licensed to practice law or mining engineer who is recognized as having experience and knowledge of mining contract law and mining industry customs and practices.  No person having a prior or existing attorney-client, business or family relationship with either of the parties, their principal shareholders, their accountants or counsel, or the principal representatives shall be qualified to act as arbitrator in accordance with this Agreement absent the express prior written consent of all parties to this Agreement.  The parties shall negotiate the selection of the single arbitrator, however, if the parties are unable to select an arbitrator willing to arbitrate the disputed issues within ten (10) days after delivery by either party of notice of demand for arbitration, each party shall prepare a list of two (2) individuals acceptable as an arbitrator to such party.  The lists of acceptable arbitrators shall be submitted to Executive Director of the Rocky Mountain Mineral Law Foundation who will select the arbitrator by drawing of lots or some other method of random selection.

31.2.           Place of Arbitration.  The arbitration shall be held in Reno, Nevada.

31.3.           Costs of Arbitration.  Until final determination, each party shall pay one-half (½) of the arbitrator's costs, expenses and fees for services.

31.4.           Arbitrator’s Award.  The Arbitrator’s award shall be rendered within fifteen (15) days following the last date of hearings before the Arbitrator.  The Arbitrator's award shall be subject to confirmation in the Second Judicial District Court in accordance with Chapter 38 of the Nevada Revised Statutes.  The Arbitrator's award shall be drafted in a manner such that it shall constitute an amendment of this Agreement and shall provide instructions to the parties for performance of this Agreement as amended.  Each party shall have thirty (30) days after receipt of the Arbitrator's award to commence performance of its obligations under the award.  The parties acknowledge that the Arbitrator's authority and power to enter an award or to fashion remedies relating to the parties' contractual agreements shall be limited to traditional contractual remedies contemplated under this Agreement.

31.5.           Arbitration Rules.  Except as provided in this Agreement, the arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

32.           Multiple Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

33.           Severability.  If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any law of the United States or any state, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

34.           Time of Essence.  Time is of the essence in the performance of all obligations of the parties under this Agreement.

35.           Release Instrument.  Within ten (10) days after the expiration or earlier termination of this Agreement, MAX shall execute, acknowledge and deliver to NNR an instrument of release by which MAX releases all of its rights under this Agreement and conveys to NNR all of MAX’s right, title and interest in and to the Property free and clear of any burdens, claims, encumbrances or liens created by, through or under MAX.

36.           Brokers.  Each party warrants that it has had no dealings with any real estate broker or agent in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any brokerage or finder’s fee is due in connection with this Agreement.

37.           Condition Precedent.  If approval of this Agreement is required by the Exchange, then MAX’s obligations under this Agreement are subject to receipt of Exchange approval of this Agreement within 30 days of the Effective Date.  MAX shall pursue Exchange approval with commercially reasonable efforts and without delay.

The parties have executed this Agreement effective as of the Effective Date.

New Nevada Resources, LLC, a Florida limited liability company	MAX Resource Corp., a Canadian corporation
By: /s/ Donald A. Pattalock	By: /s/ Clarence J. Wendt
Donald A. Pattalock
Its: President	Its: V.P. Exploration

STATE OF NEVADA	)
ss.
County of ________________	)

This Exploration, Option to Purchase, and Royalty Agreement was acknowledged before me on ___________________, by Donald A. Pattalock, as President of New Nevada Resources, LLC.

___________________________
                                Notary Public
STATE OF NEVADA	)
ss.
County of ________________	)

This Mineral Lease and Participation Agreement was acknowledged before me on ___________________, by ________________, as ______________ of MAX Resource Corp.

___________________________
                                Notary Public

Exhibit A to Mineral Lease and Participation Agreement

Part 1 – Legal Description of Property

 North half, southwest quarter, and the north half of the southeast quarter of Section 33, Township 33 North, Range 31 East, Mount Diablo Meridian.

Part 2 – Existing Liens, Claims, Encumbrances

[None.]

Part 3 – Existing Agreements, Leases, Licenses

Oil and Gas Lease by and between New Nevada Resources LLC, successor in interest to Nevada Land and Resource Company, LLC and Prize Energy Resources, LP recorded in the Official Records of Pershing County, Nevada as Document #363598, Book 445, Page 331.

Exhibit B to Mineral Lease and Participation Agreement

Royalty
Net Smelter Returns

Royalty Obligor:  MAX Resource Corp. (“MAX”)

Owner:  New Nevada Resources, LLC (“NNR”)

The terms defined in the instrument to which this Exhibit is attached and made part of shall have the same meanings in this Exhibit.  Any capitalized terms not defined in this Exhibit shall have the meaning attributed to them in the instrument to which this Exhibit is attached.  The following definitions shall apply to this Exhibit.

1.           Definitions.

1.1           “Copper Production” means the quantity of refined copper outturned to MAX’s account by an independent third party smelter or refinery for copper produced from the Property during the calendar quarter on either a provisional or final settlement basis.

1.2           “Gold Production” means the quantity of refined gold outturned to MAX's account by an independent third party refinery for gold produced from the Property during the calendar quarter on either a provisional or final settlement basis.

1.3           “Gross Value” shall be determined on a calendar quarter basis and have the following meanings with respect to the following Minerals:

1.3.1           Gold.

(a) If MAX sells gold concentrates, dore or ore, then Gross Value shall be the value of the gold contained in the gold concentrates, dore and ore determined by utilizing:  (1) the mine weights and assays for such gold concentrates, dore and ore; (2) a reasonable recovery rate for the refined gold recoverable from such gold concentrates, dore and ore (which shall be adjusted annually to reflect the actual recovery rate of refined metal from such gold concentrates, dore and ore); and (3) the Monthly Average Gold Price for the month in which the gold concentrates, dore and ore were sold.

(b) If MAX produces refined gold (meeting the specifications of the London Bullion Market Association, and if the London Bullion Market Association no longer prescribes specifications, the specifications of such other association generally accepted and recognized in the mining industry) from Minerals, and if Section 1.3.1(a) above is not applicable, then for purposes of determining Gross Value, the refined gold shall be deemed to have been sold at the Quarterly Average Gold Price for the quarter in which it was refined. The Gross Value shall be determined by multiplying Gold Production during the calendar quarter by the Quarterly Average Gold Price.

1.3.2           Silver.

(a) If MAX sells silver concentrates, dore or ore, then Gross Value shall be the value of the silver contained in the silver concentrates, dore and ore determined by utilizing:  (1) the mine weights and assays for such silver concentrates, dore and ore; (2) a reasonable recovery rate for the refined silver recoverable from such silver concentrates, dore and ore (which shall be adjusted annually to reflect the actual recovery rate of refined metal from such silver concentrates, dore and ore); and (3) the Monthly Average Silver Price for the month in which the silver concentrates, dore and ore were sold.

(b) If MAX produces refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harmon, and if Handy & Harmon no longer publishes such specifications, the specifications of such other association or entity generally accepted and recognized in the mining industry) from Minerals, and if Section 1.3.2(a) above is not applicable, the refined silver shall be deemed to have been sold at the Quarterly Average Silver Price for the quarter in which it was refined. The Gross Value shall be determined by multiplying Silver Production during the calendar quarter by the Quarterly Average Silver Price.

1.3.3           Copper.

(a) If MAX sells copper concentrates, ore, or other copper-containing substances, then Gross Value shall be the value of the copper contained in the copper concentrates, ore, or other copper-containing substances determined by utilizing:  (1) the mine weights and assays for such copper concentrates, ore, and other copper-containing substances; (2) a reasonable recovery rate for the refined copper recoverable from such concentrates, ore, and other copper-containing substances (which shall be adjusted annually to reflect the actual recovery rate of refined metal from such concentrates, ore, and other copper-containing substances); and (3) the Monthly Average Copper Price for the month in which the copper concentrates, ore, or other copper-containing substances were sold.

(b) If MAX produces copper cathode sheets tradeable in metal exchanges in New York (COMEX), London (London Metal Exchange), or Shanghai (Shanghai Futures Exchange), and if Section 1.3.3(a) above is not applicable, the copper cathode sheets shall be deemed to have been sold at the Quarterly Average Copper Price for the quarter in which it was refined. The Gross Value shall be determined by multiplying Copper Production during the calendar quarter by the Quarterly Average Copper Price.

1.3.4           All Other Minerals.

(a) If MAX sells any concentrates, dore or ore of Minerals other than copper, gold, or silver, then Gross Value shall be the value of such Minerals determined by utilizing: (1) the mine weights and assays for such Minerals; (2) a reasonable recovery rate for the Minerals

(which shall be adjusted annually to reflect the actual recovery rate of recovered or refined metal or product from such Minerals); and (3) the monthly average price for the Minerals or product of the Minerals for the month in which the concentrates, dore or ore was sold. The monthly average price shall be determined by reference to the market for such Minerals or product which is recognized in the mining industry as authoritative and reflective of the market for such Minerals or product.

(b) If MAX produces refined or processed metals from Minerals other than refined copper, refined gold, or refined silver, and if Section 1.3.4(a) above is not applicable, then Gross Value shall be equal to the amount of the proceeds received by MAX during the calendar quarter from the sale of such refined or processed metals.  MAX shall have the right to sell such refined or processed metals to an affiliated party, provided that such sales shall be considered, solely for purposes of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

1.4           "Monthly Average Copper Price" means the average daily spot price for refined copper during the same month as quoted by the London Metal Exchange, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported during that month.  If the London Metal Exchange daily spot price for refined copper ceases to be published, all such references shall be replaced with references to prices of copper for immediate sale in another established marked selected by MAX, as such prices are published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry

1.5           "Monthly Average Gold Price" means the average London Bullion Market Association Afternoon Gold Fix, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported during that month.  If the London Bullion Market Association Afternoon Gold Fix ceases to be published, all such references shall be replaced with references to prices of gold for immediate sale in another established marked selected by MAX, as such prices are published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.6           "Monthly Average Silver Price" means the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the calendar month by the number of days in such calendar month for which such prices were reported.  If the Handy & Harmon quotations cease to be published, all such references shall be replaced with references to prices of silver for immediate sale in another established market selected by MAX as published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.7           "Quarterly Average Copper Price" means the average daily spot price for refined copper during the same month as quoted by the London Metal Exchange, calculated by dividing the sum of all such prices reported for the calendar quarter by the number of days for which such prices were reported during that quarter.  If the London Metal Exchange daily spot price for refined copper ceases to be published, all such references shall be replaced with references to prices of copper for immediate sale in another established marked selected by MAX, as such prices are published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.8           "Quarterly Average Gold Price" means the average London Bullion Market Association Afternoon Gold Fix, calculated by dividing the sum of all such prices reported for the calendar quarter by the number of days for which such prices were reported during that quarter. If the London Bullion Market Association Afternoon Gold Fix ceases to be published, all such references shall be replaced with references to prices of gold for immediate sale in another established marked selected by MAX, as such prices are published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.9           "Quarterly Average Silver Price" means the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the calendar quarter by the number of days in such calendar quarter for which such prices were reported. If the Handy & Harmon quotations cease to be published, all such references shall be replaced with references to prices of silver for immediate sale in another established market selected by MAX as published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.10           "Net Smelter Returns" means the Gross Value of all Minerals, less costs, charges and expenses paid or incurred by MAX with respect to the refining and smelting of such Minerals, without limitation:

1.10.1           Charges for smelting and refining (including sampling, assaying and penalty charges);

1.10.2           Ad valorem taxes and taxes based upon sales or production, but not income taxes, and

1.10.3           In respect of Precious Metals, Base Metals and industrial minerals, actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the course of such transportation) of concentrates or dore metal from the Property to the smelter or refinery or other place of treatment, but in no event shall charges or costs of transportation of Minerals or ores from any mine on the Property to an autoclave, concentrator, crusher, heap or other leach process, mill or plant which is not a smelter or refinery or place of treatment.  Allowable deductions for each shipment shall be allocated to Precious Metals, Base Metals and industrial minerals, as specified in the statements of the refinery, smelter or other purchaser, except that allowable deductions common to a shipment of Precious Metals, Base Metals, industrial minerals which are not specifically allocated to Precious Metals, Base Metal and industrial minerals by the refinery, smelter or other purchaser shall be allocated in the proportion of the respective values of the Precious Metals, Base Metals and industrial minerals outturned from such shipment.

1.11           "Silver Production" means the quantity of refined silver outturned to MAX's account by an independent third-party refinery for silver produced from the Property during the calendar quarter on either a provisional or final settlement basis.

2.           Payment Procedures.

2.1           Accrual of Obligation.  MAX's obligation to pay the royalty shall accrue upon the sale or shipment from the Property of unrefined metals, dore metal, concentrates, ores or other Minerals products or, if refined metals are produced, upon the outturn of refined metals meeting the requirements of the specified published price to MAX's account.

2.2           Futures or Forward Sales, Etc.  Except as provided in Sections 1.3.1(a), 1.3.2(a), 1.3.3(a) and 1.3.4(a) above (with respect to sales of unprocessed copper, gold, silver, and sales of Minerals other than copper, gold, and silver), Gross Value shall be determined irrespective of any actual arrangements for the sale or other disposition of Minerals by MAX, specifically including but not limited to forward sales, futures trading or commodities options trading, and any other price hedging, price protection, and speculative arrangements that may involve the possible delivery of copper, gold, silver or other metals produced from Minerals.

2.3           Inventories and Stockpiles.  MAX shall include in all quarterly statements a description of the quantity and quality of any gold or silver dore that has been retained as inventory for more than ninety (90) days.  NNR shall have thirty (30) calendar days after receipt of the statement to either: (a) elect that the dore be deemed sold, with Gross Value to be determined as provided in Sections 1.3.1(b), with respect to gold, and 1.3.2(b), with respect to silver, as of such thirtieth (30th) day utilizing the mine weights and assays for such dore and utilizing a reasonable recovery rate for refined metal and reasonable deemed charges for all deductions specified in Section 1.10 above, or (b) elect to wait until such time as the royalty payment otherwise would become payable pursuant to Sections 1.3.1(b) and 1.3.2(b). NNR’s failure to respond within such time shall be deemed to be an election to use the methods described in Sections 1.3.1(b) and 1.3.2(b).  No royalty payments shall be due with respect to stockpiles of ores or concentrates unless and until such ores or concentrates are actually sold.

2.4           Transfer or Encumbrance of Royalty.  NNR may transfer, pledge, mortgage, charge or otherwise encumber all or any part of its right, title and interest in and to the royalty, except that MAX shall be under no obligation to make its payments to such assignee, transferee, pledgee or other third party until MAX's receipt of written notice concerning the assignment, transfer or pledge.

3.           Sampling and Commingling.  MAX shall have the right to commingle Minerals and ores from the Property and materials from other properties, provided, that MAX first informs NNR, in writing, of MAX’s intention to commingle and delivers to NNR a detailed written description of MAX’s commingling plan. NNR shall have ninety (90) days during which to review and comment on MAX’s proposed commingling plan. In any and all events, all Minerals and ores shall be measured and sampled by MAX in accordance with sound mining and metallurgical practices for metal and mineral content before commingling of any such Minerals or ores with materials from any other property.  Representative samples of materials from the Property intended to be commingled shall be retained by MAX, and assays of these samples shall be made before commingling to determine the metal content of each ore. Detailed records shall be kept by NNR showing measurements, assays of metal content and gross metal content of the materials from the Mineral  Property are commingled.

4.           Audit.  Upon reasonable notice and at a reasonable time, NNR shall have the right to audit and examine the MAX’s accounts and records relating to the calculation of the Net Smelter Returns royalty payments. If such audit determines that there has been a deficiency or an excess in any payment made to NNR, such deficiency or excess shall be resolved by adjusting the next monthly royalty payment due NNR including any accrued late charges and interest due. NNR shall pay all costs of such audit unless a deficiency of three percent (3%) or more of the royalty payment due for the calendar month in question is determined to exist. All books and records used by MAX to calculate the royalty payments shall be kept in accordance with generally accepted accounting principles applicable to the mining industry.

Exhibit C to Mineral Lease and Participation Agreement

Current Joint Venture within Area of Interest

(Legal Description)

Claim NMC_Number Owner LM_Date CountyPage CountyBk CountyDoc County
MHA‐1 1042860 Claremont Nevada Mines LLC February 24, 2011 699 465 472264 Pershing
MHA‐2 1042861 Claremont Nevada Mines LLC February 24, 2011 700 465 472265 Pershing
MHA‐3 1042862 Claremont Nevada Mines LLC February 24, 2011 701 465 472266 Pershing
MHA‐4 1042863 Claremont Nevada Mines LLC February 24, 2011 702 465 472267 Pershing
MHA‐5 1042864 Claremont Nevada Mines LLC February 24, 2011 703 465 472268 Pershing
MHA‐6 1042865 Claremont Nevada Mines LLC February 24, 2011 704 465 472269 Pershing
MHA‐7 1042866 Claremont Nevada Mines LLC February 24, 2011 705 465 472270 Pershing
MHA‐8 1042867 Claremont Nevada Mines LLC February 24, 2011 706 465 472271 Pershing

MHA‐9 1042868 Claremont Nevada Mines LLC February 24, 2011 707 465 472272 Pershing
MHA‐10 1042869 Claremont Nevada Mines LLC February 24, 2011 708 465 472273 Pershing
MHA‐11 1042870 Claremont Nevada Mines LLC February 24, 2011 709 465 472274 Pershing
MHA‐12 1042871 Claremont Nevada Mines LLC February 24, 2011 710 465 472275 Pershing
MHA‐13 1042872 Claremont Nevada Mines LLC February 24, 2011 711 465 472276 Pershing
MHA‐14 1042873 Claremont Nevada Mines LLC February 24, 2011 712 465 472277 Pershing
MHA‐15 1042874 Claremont Nevada Mines LLC February 24, 2011 713 465 472278 Pershing
MHA‐16 1042875 Claremont Nevada Mines LLC February 24, 2011 714 465 472279 Pershing
MH‐1 918603 JR Exploration LLC October 18, 2005 930 403 246893 Pershing

MH‐2 918604 JR Exploration LLC October 18, 2005 931 403 246894 Pershing
MH‐3 918605 JR Exploration LLC October 18, 2005 932 403 246895 Pershing
MH‐4 918606 JR Exploration LLC October 18, 2005 933 403 246896 Pershing
MH‐5 918607 JR Exploration LLC October 18, 2005 934 403 246897 Pershing
MH‐6 918608 JR Exploration LLC October 18, 2005 935 403 246898 Pershing
MH‐7 918609 JR Exploration LLC October 18, 2005 936 403 246899 Pershing
MH‐8 918610 JR Exploration LLC October 18, 2005 937 403 246900 Pershing
MH‐9 918611 JR Exploration LLC October 18, 2005 938 403 246901 Pershing
MH‐10 918612 JR Exploration LLC October 18, 2005 939 403 246902 Pershing

MH‐11 918613 JR Exploration LLC October 18, 2005 940 403 246903 Pershing
MH‐12 918614 JR Exploration LLC October 18, 2005 941 403 246904 Pershing
MH‐13 918615 JR Exploration LLC October 18, 2005 942 403 246905 Pershing
MH‐14 918616 JR Exploration LLC October 18, 2005 943 403 246906 Pershing
MH‐15 918617 JR Exploration LLC October 18, 2005 944 403 246907 Pershing
MH‐17 1042876 Claremont Nevada Mines LLC February 23, 2011 715 465 472280 Pershing
MH‐18 1042877 Claremont Nevada Mines LLC February 23, 2011 716 465 472281 Pershing
MH‐19 1042878 Claremont Nevada Mines LLC February 23, 2011 717 465 472282 Pershing
MH‐20 1042879 Claremont Nevada Mines LLC February 23, 2011 718 465 472283 Pershing

MH‐21 1042880 Claremont Nevada Mines LLC February 23, 2011 719 465 472284 Pershing
MH‐22 1042881 Claremont Nevada Mines LLC February 23, 2011 720 465 472285 Pershing
MH‐23 1042882 Claremont Nevada Mines LLC February 23, 2011 721 465 472286 Pershing
MH‐24 1042883 Claremont Nevada Mines LLC February 23, 2011 722 465 472287 Pershing
MH‐25 1042884 Claremont Nevada Mines LLC February 23, 2011 723 465 472288 Pershing
MH‐26 1042885 Claremont Nevada Mines LLC February 23, 2011 724 465 472289 Pershing
MH‐27 1042886 Claremont Nevada Mines LLC February 23, 2011 725 465 472290 Pershing
MH‐28 1042887 Claremont Nevada Mines LLC February 23, 2011 726 465 472291 Pershing
MH‐29 1042888 Claremont Nevada Mines LLC February 23, 2011 727 465 472292 Pershing

MH‐30 1042889 Claremont Nevada Mines LLC February 23, 2011 728 465 472293 Pershing
MH‐31 1042890 Claremont Nevada Mines LLC February 23, 2011 729 465 472294 Pershing
MH‐32 1042891 Claremont Nevada Mines LLC February 23, 2011 730 465 472295 Pershing
MH‐33 1042892 Claremont Nevada Mines LLC February 23, 2011 730 465 472296 Pershing
MH‐34 1042893 Claremont Nevada Mines LLC February 23, 2011 732 465 472297 Pershing
MH‐35 1042894 Claremont Nevada Mines LLC February 23, 2011 733 465 472298 Pershing
MH‐36 1042895 Claremont Nevada Mines LLC February 23, 2011 734 465 472299 Pershing
MH‐37 1042896 Claremont Nevada Mines LLC February 23, 2011 735 465 472300 Pershing
MH‐38 1042897 Claremont Nevada Mines LLC February 23, 2011 736 465 472301 Pershing

MH‐39 1042898 Claremont Nevada Mines LLC February 23, 2011 737 465 472302 Pershing
MH‐40 1042899 Claremont Nevada Mines LLC February 23, 2011 738 465 472303 Pershing
MH‐41 1042900 Claremont Nevada Mines LLC February 23, 2011 739 465 472304 Pershing
MH‐42 1042901 Claremont Nevada Mines LLC February 23, 2011 740 465 472305 Pershing
MH‐43 1042902 Claremont Nevada Mines LLC February 23, 2011 741 465 472306 Pershing
MH‐44 1042903 Claremont Nevada Mines LLC February 23, 2011 742 465 472307 Pershing
MH‐45 1042904 Claremont Nevada Mines LLC February 23, 2011 743 465 472308 Pershing
MH‐46 1042905 Claremont Nevada Mines LLC March 13, 2011 744 465 472309 Pershing
MH‐47 1042906 Claremont Nevada Mines LLC March 13, 2011 745 465 472310 Pershing

MH‐48 1042907 Claremont Nevada Mines LLC February 16, 2011 746 465 472311 Pershing
MH‐49 1042908 Claremont Nevada Mines LLC February 16, 2011 747 465 472312 Pershing
MH‐50 1042909 Claremont Nevada Mines LLC February 16, 2011 748 465 472313 Pershing
MH‐51 1042910 Claremont Nevada Mines LLC February 16, 2011 749 465 472314 Pershing
MH‐52 1042911 Claremont Nevada Mines LLC February 16, 2011 750 465 472315 Pershing
MH‐53 1042912 Claremont Nevada Mines LLC February 16, 2011 751 465 472316 Pershing
MH‐54 1042913 Claremont Nevada Mines LLC February 16, 2011 752 465 472317 Pershing
MH‐55 1042914 Claremont Nevada Mines LLC February 16, 2011 753 465 472318 Pershing
MH‐56 1042915 Claremont Nevada Mines LLC March 14, 2011 754 465 472319 Pershing

MH‐57 1042916 Claremont Nevada Mines LLC March 13, 2011 755 465 472320 Pershing
MH‐58 1042917 Claremont Nevada Mines LLC March 13, 2011 756 465 472321 Pershing
MH‐59 1042918 Claremont Nevada Mines LLC March 14, 2011 757 465 472322 Pershing
MH‐60 1042919 Claremont Nevada Mines LLC February 24, 2011 758 465 472323 Pershing
MH‐61 1042920 Claremont Nevada Mines LLC February 24, 2011 759 465 472324 Pershing
MH‐62 1042921 Claremont Nevada Mines LLC February 24, 2011 760 465 472325 Pershing
MH‐63 1042922 Claremont Nevada Mines LLC February 24, 2011 761 465 472326 Pershing
MH‐64 1042923 Claremont Nevada Mines LLC March 13, 2011 762 465 472327 Pershing
MH‐65 1042924 Claremont Nevada Mines LLC March 13, 2011 763 465 472328 Pershing

MH‐66 1042925 Claremont Nevada Mines LLC February 24, 2011 764 465 472329 Pershing
MH‐67 1042926 Claremont Nevada Mines LLC February 24, 2011 765 465 472330 Pershing
MH‐68 1042927 Claremont Nevada Mines LLC March 13, 2011 766 465 472331 Pershing
MH‐69 1042928 Claremont Nevada Mines LLC March 13, 2011 767 465 472332 Pershing
MH‐70 1042929 Claremont Nevada Mines LLC February 24, 2011 768 465 472333 Pershing
MH‐71 1042930 Claremont Nevada Mines LLC February 24, 2011 769 465 472334 Pershing
MH‐72 1042931 Claremont Nevada Mines LLC March 13, 2011 770 465 472335 Pershing
MH‐73 1042932 Claremont Nevada Mines LLC March 13, 2011 771 465 472336 Pershing
MH‐74 1042933 Claremont Nevada Mines LLC February 24, 2011 772 465 472337 Pershing

MH‐75 1042934 Claremont Nevada Mines LLC February 24, 2011 773 465 472338 Pershing
MH‐76 1042935 Claremont Nevada Mines LLC March 13, 2011 774 465 472339 Pershing
MH‐77 1042936 Claremont Nevada Mines LLC March 13, 2011 775 465 472340 Pershing
MH‐78 1042937 Claremont Nevada Mines LLC February 24, 2011 776 465 472341 Pershing
MH‐79 1042938 Claremont Nevada Mines LLC February 24, 2011 777 465 472342 Pershing
MH‐80 1042939 Claremont Nevada Mines LLC March 13, 2011 778 465 472343 Pershing
MH‐81 1042940 Claremont Nevada Mines LLC March 13, 2011 779 465 472344 Pershing
MH‐82 1042941 Claremont Nevada Mines LLC February 24, 2011 780 465 472345 Pershing
MH‐83 1042942 Claremont Nevada Mines LLC February 24, 2011 781 465 472346 Pershing

MH‐84 1042943 Claremont Nevada Mines LLC March 13, 2011 782 465 472347 Pershing
MH‐85 1042944 Claremont Nevada Mines LLC March 13, 2011 783 465 472348 Pershing
MH‐86 1042945 Claremont Nevada Mines LLC February 24, 2011 784 465 472349 Pershing
MH‐87 1042946 Claremont Nevada Mines LLC February 24, 2011 785 465 472350 Pershing
MH‐88 1042947 Claremont Nevada Mines LLC March 13, 2011 786 465 472351 Pershing
MH‐89 1042948 Claremont Nevada Mines LLC March 13, 2011 787 465 472352 Pershing
AP‐1 917098 JR Exploration LLC October 4, 2005 421 403 246488 Pershing
AP‐2 917099 JR Exploration LLC October 4, 2005 422 403 246489 Pershing
AP‐3 917100 JR Exploration LLC October 4, 2005 423 403 246490 Pershing

AP‐4 917101 JR Exploration LLC October 4, 2005 424 403 246491 Pershing

MAIL TAX STATEMENT TO: 363002

Hunsaker Inc.
P.O. Box 2021
Elko, NV 89803

BOOK 443 PAGE 228

OFFICIAL RECORDS
PERSHING CO. NEVADA
RECORD REQUESTED BY
Hunsaker Inc.
09 FEB -4 PM 2:38
ROLL 443 PAGE 228
DARLENE MOURA
COUNTY RECORDER
DEP. FILE NO

14-
25-
RPTT 103.35

APN 088-010-40
Recorded at the request of and
when recorded returned to:
Hunsaker Inc.
P.O. Box 2021
Elko, NV 89803

The undersigned affirms that this document contains
no social security numbers.

363002
INDEXED

Quitclaim Deed

This Quitclaim Deed is made effective on the date stated below by Britannia Gold Corp., a Nevada corporation ("Grantor"), to Hunsaker Inc., a Nevada corporation ("Grantee").

Grantor, for and in consideration of the sum of TEN DOLLARS ($10.00), lawful money of the United States of America, to Grantor paid by Grantee, and other good and valuable consideration, the receipt of which is acknowledged, quitclaims to Grantee or Grantee's successors and assigns forever, all the Grantor's right, title and interest in and to the Majuba Hill, Majuba Hill No. 1 and Majuba Hill No. 3 patented mining claims, Mineral Survey No. 4610, Patent No. 1033600 and the mineral estate and mineral rights in, on and under Section 35, T 33N., R 31 E., MDB&M, Pershing County, Nevada.

Together with all dips, spurs, and angles, in and to all the ores, mineral bearing quartz, rock and earth or other deposits, and in and to all of the rights, privileges, franchises, tenements, hereditaments and appurtenances belonging or appertaining to the unpatented mining claim, including all after acquiring title.

Grantor has executed this Quitclaim Deed effective January 28, 2009

Britannia Gold Corp.

John W. Greenslade, President

PROVINCE OF BRITISH COLUMBIA)
ss.
MUNICIPALITY OF VANCOUVER)

This ~~Purchase Agreement~~ Quitclaim Deed was acknowledged before me on January 28th, 2009, by JOHN W GREENSLADE as PRESIDENT of Britannia Gold Corp.

Notary Public

THOMAS R. MANSON NOTARY PUBLIC BRITISH COLUMBIA

THOMAS MANSON
Barrister & Solicitor
Suite 1200, 625 Howe Street
Vancouver, B.C. V6C 2T6
604-661-0740

Explanation
Majuba Hill Property Boundary
Unpatented Lode Claims
CNMI Patented Claims
Fee Mineral 35
section 34
section 35
section 3
section 2
section 1
T33N/R31E
T32N/R31E
Majuba Mtn
Majuba
Feet
0
500
1,000
Max Resource Corp.
Majuba Hill Project
Pershing County Nevada
Land Map